UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Ladish Company, Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
505754200
-----------------------------------------
(CUSIP Number)
David J. Allen, Esquire, 290 South County Farm Rd., Third
Floor, Wheaton, IL 60187-4526 (630) 588-7200
-----------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications)
October 15, 1999
-----------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /X/.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D

CUSIP NO. 505754200      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Grace Brothers, Ltd.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(See
Instructions)
(a)/ /
(b)/ /

3 SEC USE ONLY

4 SOURCE OF FUNDS(See Instructions)
WC,

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)/  /

6 CITIZENSHIP OR PLACE OR ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP
              7 SOLE VOTING POWER
NUMBER OF       3,706,773 SHARES
SHARES
BENEFICIALLY  8 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     9 SOLE DISPOSITIVE POWER
PERSON          3,706,773 SHARES
WITH         10 SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
3,706,773 SHARES

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES(See Instructions)/  /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.2%

14 TYPE OF REPORTING PERSON*
BD,PN

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Page  3  of  5  Pages

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 per share (the "Common Stock"), issued by Ladish Company,
Inc., a Wisconsin corporation (the "Company"), whose principal executive offices are located at 5481 South Packard
Ave., Cudahy, WI 53310.

Item 2.  Identity and Background

(a) The statement is filed by Grace Brothers, Ltd., an Illinois limited partnership ("Grace"). Bradford T. Whitmore
("Whitmore") and Spurgeon Corporation ("Spurgeon") are the general partners of Grace.

(b) The business address of Grace and Whitmore is 1560
Sherman Avenue, Suite 900, Evanston, Illinois 60201. The business address of Spurgeon is 290 South County Farm Road,
Third Floor, Wheaton, Illinois 60187.

(c) The principal business of Grace is to purchase, sell, invest and trade in securities. Whitmore's principal occupation is that of being a general partner of Grace. The principal business of Spurgeon is that of being a general partner of Grace. The names, business addresses, and present principal occupation or employment of each director and executive officer of Spurgeon are set forth in Exhibit A hereto.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace is an Illinois limited partnership and Spurgeon is an Illinois Corporation. Whitmore is a citizen of the United
States.

Item 3. Source and Amount of Funds

The Common Stock beneficially owned by Grace was purchased with working capital and partnership funds.

Item 4. Purpose of Transaction

The aggregate purchase price of all shares acquired by Grace is $9,844,033.00. Grace previously reported its position in the Company on Schedule 13G. This position is now being reported on this Schedule 13D due to Grace's actions concerning the Company as described below. Grace believes that the Company's share price is undervalued in light of recent transactions of other similarly situated public companies, and believes it is in the best interest of the Company's shareholders for the Company to explore alternative ways of increasing shareholder value, including a possible increased stock buyback program, recapitalization, or sale or merger of the Company. To that end, Grace intends to, in the future, encourage the Company, through communications with the Company's senior management and Board of Directors, to explore and act on one or more of the actions described above and to retain investment professionals (and Grace may itself retain advisors) to explore ways to increase Company shareholder value.

Except as set forth in this Item 4, Grace does not have any present plans or proposals which would result in any of the actions enumerated in clauses (a) - (j) of Item 4 of Schedule
13D under the Act.

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Page   4   of  5  Pages

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this filing, Grace beneficially owns
3,706,773 shares of Common Stock, representing approximately
27.2% of the outstanding shares of Common Stock.

(b) Grace has the sole power to vote and dispose of the Common Stock.

(c) The transactions in the Common Stock by the Filers during the period from August 15, 1999 to October 15, 1999 are set forth on Schedule A hereto.

(d) No person other than Grace is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of such shares of Common
Stock.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or other relationships with respect to any securities of the Company.

Item 7.  Items to be filed as Exhibits.

Schedule A
Exhibit A

SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1999

Grace Brothers, Ltd.

By:/s/ Bradford T. Whitmore
   ------------------------
       Bradford T. Whitmore
       General Partner


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SCHEDULE A

TRADE ACTIVITY FOR LADISH COMPANY, INC. COMMON STOCK

DATE        AMOUNT     PRICE/SHARE
08/27/99      4,400    $7.09
08/30/99      7,100    $7.00
09/01/99      4,500    $7.00
09/02/99      3,000    $7.00
09/13/99      4,000    $6.81
09/14/99      3,200    $6.87
09/15/99      2,100    $7.00
09/24/99     19,500    $6.62
09/27/99      2,700    $6.62
09/29/99     19,000    $6.50
09/30/99      1,000    $6.50
10/07/99      5,300    $6.93
10/11/99      6,400    $6.87
10/12/99      2,500    $6.81
10/13/99      8,100    $6.81
10/14/99      6,800    $6.85
10/15/99      1,300    $6.62

EXHIBIT A

Directors and Executive Officers of Spurgeon Corporation

Robert D. Van Kampen
101 Washington St.
Suite 770
Grand Haven, MI 49417-0070
Sole Shareholder Director and President of Spurgeon.
Sole Trustee of Robert D. Van Kampen Trust which is Manager of Van Kampen Asset Management Company, LLC.

David J. Allen
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Secretary of Spurgeon.  Senior Vice
President and General Counsel of Van Kampen Asset Management
Company, LLC.

Jerald A. Trannel
290 South County Farm Road
Third Floor
Wheaton, IL 60187
Vice President and Treasurer of Spurgeon.  Controller of
Grace Brothers, Ltd. and Senior Vice President and Treasurer of Van Kampen Asset Management Company, LLC.

All are United States Citizens.

The business address of Van Kampen Asset Management Company,
LLC is 290 South County Farm Road, Third Floor, Wheaton, Il
60187.  The principal business of Van Kampen Asset Management
Company LLC is investment and asset management.